July 1, 2020
Via E-mail

Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

       Re:    LINE Corporation
              Amendment No. 1 to Schedule 13E-3 filed June 19, 2020
              Filed by LINE Corporation, NAVER Corporation, and NAVER J. Hub Corporation
              File No. 005-89859

              Amendment No. 1 to Schedule TO-T Filed June 19, 2020 Filed by NAVER Corporation, NAVER J. Hub Corporation, and
Softbank
              Corp.
              File No. 005-89859

Dear Mr. Shim:

      The staff in the Office of Mergers and Acquisitions has reviewed your amended filings.
We have the comments set forth below.

Amendment No. 1 to Schedule TO-T
Exhibit (a)(1)(i)     U.S. Offer to Purchase for Cash

General

1. We acknowledge the analysis you provided in response to comment 1, but are unable to conclude that Softbank should not be deemed an affiliate within the meaning of Rule 13e-
   3(a)(1). A complete assessment of affiliate status must take into consideration the past, present, and future relationships between Softbank and LINE. If you continue to believe that
   Softbank is not an affiliate, please address the following indicia of control in your next response letter:

         It appears that Softbank has participated on    both sides    of the
transaction.
       Notwithstanding the fact that Softbank and NAVER may have differing interests with respect to certain aspects of the negotiated transaction, each negotiated the terms with each other and with LINE. Softbank was involved in the early stages of structuring and negotiating the transaction. Additionally, we note that NAVER, an
affiliate    of LINE,
 Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
July 1, 2020
Page 2

       has taken the position that it is unwilling to sell its controlling interest in LINE in connection with any other transaction.
         Softbank has previously entered into several business relationships with LINE and subsidiaries of LINE, including a joint venture now owned 40% by LINE and 60% by
       Softbank.
         Softbank will have the ability to appoint three directors to the JV Company board upon consummation of the Offers, some of which may currently be deemed affiliates of LINE.

Questions and Answers about the Offers

What is the purpose of the Offers and what are the interests of NAVER and the other affiliates of
LINE in LINE?, page 19

2. Provide a more complete discussion detailing the interests of affiliates in the Offers,
   including LINE   s directors and executive officers. You may also provide a cross-reference
   to the section,    Interests of Certain LINE Directors and Executive
Officers in the Offers and
   the Transactions.

If I decide not to tender, how will the Offers affect my Common Shares or ADSs?, page 11

3. We note that the extraordinary general meeting for the share consolidation
will be held    on a
   date to be separately agreed upon by NAVER and Softbank.    Please clarify
the anticipated
   timing of the meeting, or disclose the factors that NAVER and Softbank will consider when determining the meeting date. Refer to Item 1006(c).

Background of the Transactions, page 29

4. We note your response to comment 9 but are unable to agree with your analysis.

5. We note your revised disclosure on page 37 that LINE   s senior management
believed    it was
   unlikely that a business consummation could be consummated    with any other
candidates at
   that time. Please revise to explain here the basis for management   s view.

NAVER Management   s Financial Projections, page 50

6. We note NAVER   s disclaimer on page 52 regarding the forecasts prepared by management
   of NAVER. Please revise the language indicating that the filing persons have no obligation
   to update or revise the prospective financial information    even if any or
all of the
   assumptions underlying such prospective financial information are no longer appropriate.
   Since you have    pre-filed    this offer before commencement, to the extent
that the
   assumptions and limitations on the projections no longer reflect management s views of future performance, revise the disclosure to explain this fact.

                                              *   *   *
 Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
July 1, 2020
Page 3


        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions